TAG Oil Spuds Mangamingi Exploration Well, Updates Operations

Vancouver, British Columbia – January 10, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Mangamingi-1 exploration well located in PEP 38758 (TAG 100%) in onshore Taranaki, New Zealand, has commenced drilling operations. Bonus Drilling Rig #2 will drill an 1,835m directional well targeting several previously untested exploration targets. Mangamingi-1 will take approximately 14 days to reach Total Depth.

TAG Oil President Drew Cadenhead commented: “Mangamingi-1 is the first well to test the hydrocarbon potential of a number of different targets in this eastern part of the Taranaki Basin. We were encouraged by strong hydrocarbon indicators from a geochemical survey we conducted last year, and followed that with a 2-D seismic program that identified some interesting structures. These seismic closures coincide with the geochemical anomalies and we will drill this directional well through a number of potential zones. We envisage potential in the conventional shallow Kiore Sands similar to the Kauri Field to the South of us, and further potential in the Urenui and Mt. Messenger Sands that are producing oil at the Cheal Field, but we’re also keen to test the unconventional potential in the fractured Murihiku Basement.”

Elsewhere in the Taranaki Basin, the Cheal Oil Pool Development and Production Station Project, located in PMP 38156-S (TAG 30.5%), continues in anticipation of full capability (1,900 bbls/day) by the end of June 2007. At the Cheal Production Facility, the foundations have been poured, and the installation of the three large oil storage tanks and the fabrication of the first of two separator vessels have all been completed. TAG anticipates that workovers will commence this month on Cheal-3 and Cheal-4 to prepare the wells for long term production into the Facility. The four wells from the Cheal-B site that were drilled late 2006, will also be completed and tested for oil flow capability.

The Ratanui-1 well, located in PEP 38741 in onshore Taranaki, (TAG 45%) is scheduled for a February spud date using Ensign Drilling Rig #19. This 2,120m planned depth well is a follow-up to last year’s SuppleJack Drilling Program and will further test the Mount Messenger potential in the proven hydrocarbon-prone SuppleJack area. Cadenhead noted, “This well will penetrate a separate anomaly from the SuppleJack wells, but will be integral to the commercial development potential of the project as a whole.” The well is scheduled to take approximately 14 days to reach Total Depth.

TAG also announces that all land access agreements are now completed for both the Kate and the Salmon prospects in the Canterbury Basin on the South Island of New Zealand. TAG anticipates commencement of the drilling program in February with the Kate-1 exploration well in PEP 38260 (TAG 70%). This 2000m test will evaluate the Kate surface anticline 30 km’s North of Christchurch, New Zealand’s third largest city. This 15 square kilometer surface feature was found to have high quality oil seeps around the perimeter of the structure, and has not had a well drilled to date within the 1.3 million-acre Permit. Later in the year, a contingent test of TAG’s Salmon prospect in PEP 38256 (TAG 100%) is also anticipated. Cadenhead commented, “We’ve been waiting a while to get Kate drilled, having the access agreements in place is a big step forward.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 3,686,593 gross acres (net 1,847,593). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

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